EXHIBIT 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“The Company”)

July 28, 2019

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Dear Sir or Madam,

Re: Immediate Report - Approval of Class Action Against Bezeq International

On July 25, 2019 the Company received notification from its subsidiary, Bezeq International Ltd. (“Bezeq International”) of a ruling of the Tel-Aviv- Jaffa District Court, of that same date, approving a petition for a class action against Bezeq International, concerning the claim of collection of excessive amounts from customers of its Internet services. The court ruled that the definition of the group will be any customer of Bezeq International that contracted with it in an agreement for a fixed period and that after the fixed period Bezeq International collected from the customer a higher price for services supplied to it under the agreement, without receipt of prior written notice in accordance with the Consumer Protection Law, 1981, and without having given Bezeq International their accord to receive notices and updates by email, in the seven years preceding the petition up until today. The grounds for the claim for which the petition was approved were breach of a statutory duty and unjust enrichment. Bezeq International is studying the ruling and will respond at the times stipulated in law.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.